EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cameco Corporation

We consent to the use of our reports, included in this annual report on Form 40-F, each dated February 8, 2017, with respect to:

•	our Independent Auditors’ Report on the consolidated statements of financial position of Cameco Corporation (the “Corporation”) as at December 31, 2016 and December 31, 2015, and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information;

•	our Report of Independent Registered Public Accounting Firm in accordance with the standards of the Public Company Accounting Oversight Board (United States) on the consolidated statements of financial position of the Corporation as at December 31, 2016 and December 31, 2015, and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years then ended; and

•	our Report of Independent Registered Public Accounting Firm on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2016.

We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, registration statement (No. 333-196422) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan and registration statement (No. 333-200678) on Form F-10.

/s/ KPMG LLP

Chartered Professional Accountants

Saskatoon, Canada

March 23, 2017